UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

52736R102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52736R102	Schedule 13G	Page 2 of 5

1.	Names of Reporting Persons Robert D. Haas
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 39,064,600 (See Item 4(a) below)
	6.	Shared Voting Power 247,760 (See Item 4(a) below)
	7.	Sole Dispositive Power 39,064,600 (See Item 4(a) below)
	8.	Shared Dispositive Power 247,760 (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,312,360 (See Items 4(a) and 4(b) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 41.3% (See Item 4(b) below)
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 52736R102	Schedule 13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Levi Strauss & Co.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1155 Battery Street

San Francisco, California 94111

Item 2(a).	Name of Person Filing:

Robert D. Haas

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Argonaut Securities Company

1155 Battery Street

San Francisco, California 94111

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

52736R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

CUSIP No. 52736R102	Schedule 13G	Page 4 of 5

(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

The reported shares include:

(i) 28,828,150 shares of Class B Common Stock held by trusts, of which Mr. Haas is trustee, for the benefit of others and for which Mr. Haas has sole voting and investment power.

(ii) 10,207,730 shares of Class B Common Stock held by trusts, of which Mr. Haas’ spouse is trustee, for the benefit of others and for which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these shares.

(iii) 247,760 shares of Class B Common Stock held in a trust, of which Mr. Haas and his spouse are co-trustees, for which Mr. Haas and his spouse share voting and investment power.

(iv) 28,720 shares of Class B Common Stock held by Mr. Haas’ spouse, for which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these shares.

The shares of Class B Common Stock are convertible at the holder’s option into Class A Common Stock on a one-for-one basis.

(b)

Percent of class: 41.3%

The foregoing percentage is based on 55,957,950 shares of Class A Common Stock outstanding as of December 31, 2019, plus 39,312,360 shares of Class B Common Stock beneficially held by the reporting person as of December 31, 2019, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

The reporting person would beneficially own 9.98% of the total outstanding shares of the Issuer, assuming conversion of all Class B Common Stock outstanding on December 31, 2019 into Class A Common Stock.

The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. The percentages reported do not reflect the ten-for-one voting power of the Class B Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 39,064,600 (See Item 4(a) above)
(ii)	Shared power to vote or to direct the vote: 247,760 (See Item 4(a) above)
(iii)	Sole power to dispose or to direct the disposition of: 39,064,600 (See Item 4(a) above)
(iv)	Shared power to dispose or to direct the disposition of: 247,760 (See Item 4(a) above)

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

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Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

/s/ Parker B. Phillips
Parker B. Phillips, as attorney-in-fact for Robert D. Haas